Exhibit 99.2

2002: A Difficult Year 2003: A Year of Transition and Financial and Economic Progress

Important Legal Disclaimer This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction and maturity-extension plans, proposed disposals and/or restructurings will not materialize in the timing or manner described above; that Vivendi Universal will not be able to return to investment grade in accordance with the timing set forth above; that Vivendi Universal will not be able to obtain the regulatory, competition or other approvals necessary to complete certain proposed transactions; that actual cash flow and net debt figures differ from the estimated targets described above; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide updates or to revise any forward- looking statements.

Jean Rene Fourtou Chairman & CEO

Key Performance Indicators Pro Forma 2002 Pro Forma 2001 2.6 1.2 Cash flow from operations** 0.7 0.0 Proportionate cash flow from operations** (23,3) (13,6) - Reported Net income / (loss) 37.1 - Consolidated 12.3 21.4 - Excluding Vivendi Environnement (applicable for 2001 only) 2002 2001 Net debt (end of period) (0.5) (0.1) (0.1) (0.1) - Adjusted Net income / (loss)* Excluding non-recurring restructuring charges: 2002 Actual 2001 Actual Net income group share * Before goodwill amortization, asset impairment, exceptional items and financial provisions ** Before interest and taxes, after restructuring, excluding businesses sold in 2002 In billions of euros

Significant Accomplishments Overcome the liquidity issue; Consolidated Net Debt reduced from &128; 37.1 billion to &128; 12.3 billion*; &128; 8.2 billion of asset divestitures finalized in second half of 2002, including &128; 6.8 billion closed by year end Strengthened control of Cegetel; Cash flow from operations increased from &128; 1.2 billion to &128; 2.6 billion on a pro forma basis** * French GAAP net debt: gross debt less cash and cash equivalent ** 2001 and 2002 pro forma include the results of USA Networks entertainment, Maroc Telecom and MP3.com as if these assets were acquired on January 1, 2001 and exclude Vivendi Environnement and Vivendi Universal Publishing assets sold in 2002 Major Priorities Reduce net debt below &128; 11 billion by end of 2003; Be profitable in 2003 before goodwill and exceptional items

VU Consolidated Statement of Income French GAAP (0.5) (0.1) Adjusted net income (23.3) (13.6) Net income (19.7) (15.2) Goodwill amortization, asset impairment - 0.2 Equity earnings (losses) of disposed businesses (1.1) (1.0) Equity earnings (losses) in affiliates and minority interest (2.6) (1.5) Income tax expense 1.0 2.4 Exceptional items, net (0.5) - Other financial income (expense) (2.9) (0.5) Financial provisions (1.3) (1.4) Interest expense, net 3.8 3.4 EBIT 58.1 54.5 Revenue 2002 2001 Vivendi Environnement fully consolidated and Vivendi Universal Publishing on an equity basis Published P&L In billions of euros

2002 Full Year Operating Results Jacques Espinasse S.E.V.P & Chief Financial Officer

2002 Consolidated Income Statement

Full Year ended December 31

In millions of euros	2002 Illustration VE Equity Accounting*	2002 as Published
Revenue	28,112	**58,150**
Operating Income	**1,877**	**3,788**
interest expense, net	(650)	(1,333)
other financial (expense) / income	(658)	(514)
financial provisions	(2,785)	(2,895)
Income (loss) before exceptional items, income taxes, goodwill amortization, equity interest and minority interest	**(2,217)**	**(954)**
exceptional items, net	1,124	1,049
income tax expense	(2,119)	(2,556)
income (loss) before equity interest, goodwill amortization and minority interest	**(3,211)**	**(2,461)**
equity in earnings (losses) of disposed businesses	17	17
equity in earnings (losses) of unconsolidated companies	(99)	(294)
goodwill amortization	(992)	(1,277)
goodwill impairment	(18,442)	(18,442)
income (loss) before minority interest	**(22,727)**	**(22,457)**
minority Interest	(574)	(844)
Net income (loss)	**(23,301)**	**(23,301)**
earnings (loss) per basic share	(€21.43)	(€21.43)
Net income (loss) before goodwill amortization & non recurring items	**(514)**	**(514)**
earnings (loss) per basic share before goodwill amortization and non-recurring items	(€0.47)	(€0.47)
weighted average common shares outstanding (in millions)	1,087.4	1,087.4

*Accounting for Vivendi Environnement using the equity method from January 1st, 2002 instead of December 31st, 2002

March 6th, 2003 VIVENDI UNIVERSAL French GAAP - unaudited 8

Actual results impacted by goodwill and non-recurring items 2002 Goodwill and Non-Recurring Items French GAAP -23.0 0.2 -22.8 TOTAL 0.6 0.0 0.6 Minority interest effect Tax on capital gains, reversal of deferred tax, provision for tax risk -1.0 0.0 -1.0 Tax effect Gains and losses on BSkyB +1.6, VE +1.4, VUP +0.3, Houghton Mifflin -0.8, Echostar -0.7, Sithe -0.3, other -0.1 0.0 1.0 1.0 Exceptional items VU Puts -0.6 and bank fees -0.2 0.0 -0.8 -0.8 Puts and bank fees on debt restructuring Elektrim, -0.6, USAi warrants -0.5, VU put options -0.2, UGC -0.2, VTI assets -0.2, Dupont -0.2 and others -1.0 -2.9 0.0 -2.9 Financial provisions -1.3 0.0 -1.3 Goodwill amortization VUE -6.5, Canal + -5.4, Universal Music -5.3 and other -1.2 -18.4 0.0 -18.4 Goodwill impairment Comments Non- cash Cash Total In billions of euros

Net debt has been reduced by &128; 25 billion in 2002 due to the deconsolidation of Vivendi Environnement and asset sales Net Debt Evolution (including Vivendi Environnement) Op Net Debt VE CFFops Int , tax + div Inv. Sales Other Dec Est 21.4 18.8 18.8 21.4 15.9 12.3 0 37.1 15.7 2.7 2.6 3.8 9.2 3.6 12.3 37.1 12.3 - 15.7 - 2.7(1) + 2.6 + 3.8 - 9.2(2) - 3.6 Opening Ending Vivendi Environnement Deconsolidation Cash flow from operations Interest, Tax & Dividends paid Acquisitions: Echostar, USA Entertainment, & Sportfive (TOTAL: &128;3.8bn) Divestitures: Other: BskyB, VU Treasury Shares, offset by VUE preferreds Cash flow from operations before interest and tax after restructuring Includes ^ &128; 0.4 billion of net debt assumed by the buyers Vinci shares (6.7%) 25% of B2B and health (25%) Lagardere shares (0.8%) Vizzavi Europe (50%) Publishing Europe & Latin America (100%) Houghton Mifflin (100%) Echostar (10%) Sithe Energies (34%) Vivendi Environnement (20.4%) Others TOTAL SOLD in 2nd half of 2002: &128;6.8 billion In billions of euros

Q4 2002 Q1 2003 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Q3 2004 Q4 2004 Case 3 5 0.9 2.3 2.4 3.7 1.1 1 0.8 4.3 Liquidity Update (in billions of euros) VE Exchangeable (&128; 1.9bn) Cegetel Investment (&128; 2.7bn) VU Oceane (&128; 1.7bn) Syndicated Loan (&128; 0.85bn) VE 2nd tranche +&128; 2.2bn Bonds Exchangeable into BSkyB shares (&128; 1.5bn) Cash Available End of Quarter at VU Holding Level Assets Divestitures +&128; 7bn 5.0 2.3 2.4 3.7 1.1 1.0 0.8 4.3 0.9 Before drawing the &128; 1bn back-up line Before drawing the &128; 500 million back-up line

Debt of Cos > 50% Owned BT Impact Net Debt/EBITDA Net Debt/EBITDA (proportional) Q2 2002 18.8 16.3 Q3 2002 18.6 15 Q4 2002 12.3 Q1 2003 11.1 4 3 4.5 Q2 2003 9.5 3.9 2.7 4 Q3 2003 8.3 3.9 2.7 3.8 Q4 2003 5.8 3.9 2.4 3.4 Q1 2004 5.1 3.9 2 3 Q2 2004 5.1 3.8 2 3 Q3 2004 4.7 3.8 1.9 2.9 Q4 2004 1.7 3.8 1.2 1.8 (in billions of euros) Impact of acquisition of BT stake in Cegetel Groupe 18.6 12.3 15.1 13.4 11.2 9.7 9.0 8.9 8.5 5.5 Proportionate approach for Telecoms Consolidated approach * Includes VUE Preferred A & B, Cegetel and Maroc Telecom net debt at 100%and Cegetel acquisition debt; excludes VE Reduction of French GAAP Net Debt * 35.1 33.6 18.8 Vivendi Environnement Net Debt 3.0x 2.7x 2.7x 2.4x 2.0x 2.0x 1.9x 1.2x 4.5x 4.0x 3.8x 3.4x 3.0x 3.0x 2.9x 1.8x We keep our objective of &128;7 billion divestitures in 2003

VU is reiterating the &128; 16 billion divestiture target by the end of 2004 The objective is to sell &128; 7 billion of assets in 2003 Divestiture Program Update * Already collected, the remaining &128; 21m are due after post-closing adjustments February, 2003 February, 2003 February, 2003 200 169* 257 50 200 190 257 50 Express-Expansion-Etudiant Canal+ Technologies 32 million USAi warrants Others &128; 468m &128; 6,358m &128; 6,826m Total closed in second half of 2002 &128; 676m &128; 697m Total closed as of March 6, 2003 Estimated Cash (Gross) Closing Date Estimated Debt Estimated Proceeds (in millions of euros)

Financing Returning to investment grade as soon as possible is a core strategic objective Maximizing our strategic flexibility through: Extending debt maturity Optimizing debt mix (bank / bonds) We have received proposals from our banks and are reviewing all of our options in light of favorable conditions in today's markets Any future financing would not change the goal of our asset sale program

2003 Financial Outlook Jean-Bernard Levy Chief Operating Officer

Cegetel/SFR: 2002 performance Revenue up 11%: Mobile, up 10%: 13.5 million customers, 35.5% market share on gross sales, 36.7% market share value Average revenue per user (ARPU): from prepaid up 13% to &128;22.2, from postpaid slightly up to &128;58.3. Fixed and others, up 18% Continue to benefit from local traffic opened to competition 1/1/02. 3.3 million lines at year end. Operating Income up 56%: Mobile: Successful reduction of acquisition costs excluding promotion by 9% versus 2001. Fixed and others: Proven efficiency of cost reduction program. Cash flow from operations up 62% Driven by strong growth in EBITDA, stable capital expenditures and resulting from rigorous cash flow management. In millions of euros Full Year 2002 62% 2,058 Cash Flow from operations 21% Operating Margin 56% 1,449 Operating Income 10% 6,146 Mobile 18% 921 Fixed & Others 11% 7,067 Revenue Pro Forma growth Pro Forma

Cegetel/SFR: 2003 Overview Projections: Revenue expected to grow around 7% on a like-to-like basis EBITDA expected to grow by more than 15% Operating Income expected to grow by more than 25% Cash flow from operations expected to be flat due to higher level of capital expenditures Priorities: Continue to increase profitability and customer bases Be leader in customer satisfaction on the French market Develop new voice and data services Potential merger of Cegetel with Telecom Developpement (TD) Simplification of the legal structures Action Plans: Launch new innovative voice and data services to increase ARPU; reduce churn rates and retain high value subscribers; reduce costs UMTS: pilot launch in fourth quarter 2003, commercial launch in second half 2004 Planned launch of broadband Internet offer after potential TD/Cegetel merger Ensure dialogue with regulator, consumer associations, local and national authorities.

Music: 2002 Performance Revenue down 1% at constant currency: Universal Music Group outperformed the market with a global market share estimated to have increased from 22.8% in 2001 to about 24%. Increase in sales of recorded music and license income offset by higher provisions for returns. Best selling artists in 2002: Eminem (more than 21 million units sold worldwide), Shania Twain, Nelly, U2, Ashanti, Nirvana, Enrique Iglesias and Bon Jovi. Operating Income down 19% at constant currency: Impacted by decline in sales. Lower margins in product mix, higher provisions for returns and Increased Artist and Repertoire (A&R). Somewhat offset by reduction in overhead and marketing costs and other income. Cash flow from operations increased 3.5x Primarily due to improvement in working capital and reduced capital expenditures. Full Year 2002 x 3.5 523 Cash flow from operations -19% -23% 556 Operating Income 9% Operating Margin -1% -4% 6,276 Revenue Pro Forma at constant currency Pro Forma growth Pro Forma In millions of euros

Music: 2003 Overview Projections*: Revenue expected to be slightly down at constant currency, UMG to outperform the industry. EBITDA margins expected to be flat or down slightly. Operating Income margin is projected to continue to decline. Cash flow from operations target close to 2002. Priorities: Remain the most profitable integrated music company and generate more cash than peers. Pursue talent and exploit market opportunities while maintaining most cost efficient cost structure. Actively defend the business from physical and internet piracy. Continue to participate in the development of viable on-line business models with the goal to provide the consumer with a compelling alternative to free music. Action Plans: Maximize sales of all major releases and increase the number of new artists successfully launched in the World Continue cost reduction programs, including more selective marketing spending Start introduction of secure sound-carrier formats (SACD and DVD-audio) and support and play active role in RIAA (Recording Industry Association of America)'s and IFPI (The International Federation of the Phonographic Industry)'s anti-piracy activities Actively develop online distribution *2003 assumptions: $1=&128;1

Vivendi Universal Entertainment: 2002 Performance Full Year 2002 * Proforma: includes USA Networks, Inc.'s entertainment assets as of January 1, 2002 Revenue up 5% at constant currency Universal Pictures up: Improved home video and TV results driven by prior years' theatrical releases (The Mummy, The Mummy Returns, The Fast and the Furious, American Pie 2), partially offset by less robust current year film slate. Universal Television up: Universal Television Production increased licensing revenues from ongoing series partially offset by lower Universal Television Network ad revenues as a result of weak ad market. Parks and Resorts down: Lower management fees. Operating Income up 6% at constant currency Improved home video and TV results driven by prior years' theatrical releases at Universal Pictures. Somewhat offset by: lower ad sales due to weakness in the ad market, as well as higher production costs from investment in new original programming at Universal Television; And lower management fees from theme park joint ventures, land sales, lower holiday sales at Spencer Gifts. Cash flow from operations declined 30% Increased investment in film slate and television programming as well as land sales. -30% 465 Cash flow from operations 14% Operating margin -9% 852 Parks & Resorts + Other 3% 3,927 Universal Pictures Group 3% 2,199 Universal Television Group 6% 2% 946 Operating Income 5% 2% 6,978 Revenue Pro Forma at constant currency Pro Forma* growth Pro Forma In millions of euros

Vivendi Universal Entertainment: 2003 Overview Projections*: Revenues expected to increase slightly in constant dollars versus 2002 EBITDA margin projected to decline by mid-single digit points Operating Income margin expected to decline by mid-single digit points Cash flow from operations projected to grow by more than 30% Priorities: Finalize long term financing Rationalize operating expenses and continue to develop ways to improve cash flow Successfully launch 2003 theatrical and home video releases Leverage strong television distribution platforms, programming franchises, and library to maximize current returns, grow channel viewership and build new assets Action Plans: Refinance the $1.62 billion bridge loan Continue cost cutting program with minimal disruption to operations Create and manage franchise properties with the objective of creating brands and building them into sustainable businesses Differentiate ourselves from cable competition through distinctive original programming. *2003 assumptions: $1=&128;1

Canal+ Group: 2002 Performance Revenue up 4% at constant currency Pay TV France: French Premium channel churn rate under control (10.6%) despite net decrease of 70,000 subscribers; 220,000 new individual subscribers at CanalSatellite. StudioCanal: Success of strong theatrical releases such as Le Pianiste and L'Auberge Espagnole. Operating Income up 21% at constant currency Solid operational performances at CanalSatellite and Media Overseas, while Studio Canal and Telepiu significantly reduced their losses. Cash flow from operations improved 26%: Driven by reduction in EBITDA losses. Full Year 2002 +26% (353) Cash flow from operations ns Operating margin 2% 1,635 Other 5% 2,652 Pay-TV France 6% 455 Film - Studio Canal 21% 21% (295) Operating Income 4% 4% 4,742 Revenue Pro Forma at constant currency Pro Forma growth Pro Forma In millions of euros

Canal+ Group: 2003 Overview Projections : Revenue: expect a double digit decrease versus 2002 because of perimeter changes in 2003, should be flat at constant perimeter EBITDA: double digit growth expected Operating Income: should be positive Cash flow from operations: improvement, but still expect negative cash flow Priorities: Focus on profitable businesses Implement new organization Expand and grow core businesses Revive the premium channel offer Action Plans: Dispose of non-core businesses in 2003 Early 2003: nomination of a new management team run by Bertrand Meheut

Maroc Telecom: 2002 Performance Full Year 2002 Revenue up 13% at constant currency Strong mobile prepaid consumer growth. Mobile consumer base grew by 940,000 customers to approximately 4.6 million. Operating Income up 1% at constant currency Intangible assets depreciation booked in 2002 for the first time (license amortization, previously booked as goodwill amortization). At constant accounting methods, operating income increased by 12% (16% in local currency). Cash flow from operations increased 56% Driven by EBITDA growth. 56% 599 Cash flow from operations 1% -1% 468 Operating Income 31% Operating Margin 13% 10% 1,487 Revenue Pro Forma at constant currency Pro Forma growth Pro Forma In millions of euros

Maroc Telecom: 2003 Overview Projections : Revenue: expected to be flat EBITDA margin expected to be flat Operating Income: margin expected to improve Cash flow from operations expected to be flat Priorities: Attract more subscribers while maintaining the loyalty of current subscribers Ensure commercial and technical quality of all service to all customers Action Plans: Mobile marketing mix Repackaged new offers and new services for corporate customers

Vivendi Universal Games: 2002 Performance Revenue up 25% at constant currency Continued strength in the PC market Warcraft III, Empire Earth, Diablo 2. Rapidly escalating presence in the console games market (44% of Vivendi Universal Games sales in 2002) Crash Bandicoot: The Wrath of Cortex, The Thing, Spyro: Enter the Dragonfly . Operating Income increased 3.6 x at constant currency Gross profit on increased revenues. Lack of restructuring in 2002. Cash flow from operations up from negative cash flow Significant improvement in profitability and timing of working capital. Full year 2002 +198 72 Cash flow from operations 8% Operating Margin x 3.6 x 3.5 63 Operating Income 25% 21% 794 Revenue Pro Forma at constant currency Pro Forma growth Pro Forma In millions of euros

Vivendi Universal Games: 2003 Overview Projections*: Revenue expected to grow by more than 15% EBITDA margin projected to be flat with 2002 Operating Income expected to exceed 10% of revenue Cash Flow from operations expected to increase Priorities: Management of intellectual property Continue console platform growth Exploitation of growing on-line game play Growth in Asia / Japan Action Plans: Leverage existing franchises (Crash on PS2, GC, XBox, GBA, Spyro on GBA, Warcraft III Expansion Pack); leverage long term licensing of premier brands (Tolkien Hobbitt on PC, GC, GBA, PS2, XBox) ; creation of new brands (The Hulk ) PC/Console mix growing to 50%/50% in 2003 *2003 assumptions: $1=&128;1

General Group 2003 Guidance: A Transition Year Very strong growth expected 731 10 Proportional Cash Flow from operations Net debt expected to be below &128;11 billion end of 2003 12.3 37.1 Net debt - year end (in billion of euros) Expected to be positive (0.47) (non Pro Forma) (0.1) (non Pro Forma) EPS (group share as described above) (in &128;) Net income (before GW amortization, assets impairment, exceptional items and financial provisions) Cash Flow from operations (before tax and interests, incl. restructuring) EBIT EBITDA Revenues In millions of euros Expected to be positive (514) (non Pro Forma) (99) (non Pro Forma) Significant growth expected 2,629 1,224 Very strong growth expected 2,037 2,113 Flat at constant accounting rules 5,331 4,809 Expected to be slightly down versus 2002 due to divestitures Flat at constant perimeter 28,729 27,733 2003 Guidance (1) 2002 Pro Forma published excluding businesses sold in 2002 2001 Pro Forma excluding businesses sold in 2002 Excluding Tele+, Canal+ Techno, VUP assets sold in 03 (to Hersant/France Antilles) 2003 assumptions: $1=&128;1 Excluding Tele+, Canal+ Technologies and Vivendi Universal Publishing assets sold in 2003

Euro/Dollar Impact Expected in 2003 Based on the assumption that &128;1 = $1, 8% variance in &128;/$ exchange rate has an impact of: ^ - 1.5% on cash flow from operations ^ + 1.5% on cash flow from operations ^ - 2.5% on EBIT ^ + 2.5% on EBIT ^ - 2.0% on EBITDA ^ + 2.0% on EBITDA ^ - 2.5% on revenues ^ + 2.5% on revenues -8% variance +8% variance

Conclusion Jean Rene Fourtou Chairman & CEO

Our Objectives in 2003 Generate &128; 7 billion of asset divestitures in 2003; Strengthen our businesses to achieve positive earnings per share (before goodwill and exceptional) and improve cash flow; Recreate value for shareholders.

Appendices

Cegetel Universal Music group Vivendi Universal Entertainment Canal+ Maroc telecom Vivendi Universal Games Others Vivendi Environnement Est 7067 6276 6270 4833 1487 794 1385 30038 Cegetel Universal Music group Vivendi Universal Entertainment Canal+ Maroc telecom Vivendi Universal Games Others Vivendi Environnement Est 7067 6276 6270 4833 1487 794 1385 30038 Revenue/Operating Income Overview Business sold in 2002 Sold in 2002: 52% Actual 2002 revenues: &128;58,150 million Actual 2002 operating income: &128;3,788 million Holdings and Others Canal+ Games Maroc UMG VUE Cegetel VE 2002 -1150 -325 63 468 556 816 1449 1911 Sold in 2002 Vivendi Environnement Vivendi Universal Games Maroc Telecom Universal Music Group Vivendi Universal Entertainment Cegetel Canal+ Holding and Other Cegetel 7,067 12% Universal Music 6,276 11% Vivendi Universal Entertainment 6,270 11% Canal+ 4,833 8% Maroc Telecom 1,487 3% Vivendi Universal Games 794 1% Others 1,385 2% Vivendi Environnement 30,038 52%

Revenue Growth Cegetel UMG VUE Canal+ Maroc Telecom VU Games Others & Holding Holding and Corporate 2001 6384 6560 6874 4563 1351 657 1344 -492 2002 7067 6276 6978 4742 1487 794 1385 -369 In 2002: Total Group Pro Forma* revenues +4% +6% on constant currency basis 2001 2001 27733 2002 28729 Details by business: 27,733 28,729 2001 2002 *Excluding businesses sold in 2002 In millions of euros Cegetel UMG VUE Canal+ Maroc Telecom VU Games Others & Holding

Operating Income Growth Cegetel UMG VUE Canal+ Maroc Telecom VU Games Others & Holding Holding and Corporate 2001 928 719 928 -374 475 18 -581 -492 2002 1449 556 946 -295 468 63 -1150 -369 In 2002: Total Group Pro Forma* operating income down 4% Flat on constant currency basis 2001 proportional 978 586 1135 1452 2,113 2,037 2001 2002 *Excluding businesses sold in 2002 In millions of euros 978 586 Cegetel UMG VUE Canal+ Maroc Telecom VU Games Others & Holding Details by business: Proportional

Cegetel UMG VUE Canal+ Maroc Telecom VU Games Others & Holding Holding and Corporate 2001 1267 152 669 -480 383 -126 -641 -492 2002 2058 523 465 -353 599 76 -735 -369 Cash Flow from Operations* *Before interest and taxes, after restructuring ** Excluding businesses sold in 2002 35% SFR Access through dividend 92% 86% Ringfence +/-$200mm 100% 35% Access through dividend 100% 100% Cegetel UMG VUE Canal+ Maroc Telecom VU Games Others & Holding In millions of euros Details by business: In 2002, total Group Pro Forma**: .. Cash flow from operations +115% .. Proportional cash flow from operations from 0 to &128; 0.7 billion 2001 proportional 10 731 1214 1898 2,629 1,224 2002 2001 Proportional

* As of January 23, 2003, VU holds a 70% interest in Cegetel (representing 56% of SFR, versus 35% as of December 31, 2002) **The % are provided for informational purposes only. The reported numbers are 100% consolidated Segment Revenues In millions of euros Pro Forma 1,821 2,075 1,838 1,300 372 292 7,698 356 Pro Forma change Fourth Quarter 2002 Full Year 2002 7% -2% -7% 1% 20% 2% 0% -17% Pro Forma Pro Forma change 7,067 6,276 6,978 4,742 1,487 794 27,344 1,385 11% -4% 2% 4% 10% 21% 4% 3% Cegetel (44%)* Universal Music Group (92%)** Vivendi Universal Entertainment (86%)** Canal+ Group and Other (100%) Maroc Telecom (35%)** Vivendi Universal Games (100%)** Other TOTAL VIVENDI UNIVERSAL (excl. businesses sold in 02) 8,054 -1% 28,729 4%

In millions of euros * As of January 23, 2003, Vu holds a 70% interest in Cegetel (representing 56% of SFR, against 35% as of Dec. 31, 2002) **The % are provided for informational purposes only. The reported numbers are 100% consolidated Segment Operating Income Pro Forma 243 371 62 (275) 153 26 580 (411) (132) Pro Forma change Fourth Quarter 2002 Full Year 2002 224% 8% -64% -55% -6% -16% -4% -284% -65% Pro Forma Pro Forma change 1,449 556 946 (295) 468 63 3,187 (665) (485) 56% -23% 2% 21% -1% 250% 18% -104% -90% Cegetel (44%)* Universal Music Group (92%)** Vivendi Universal Entertainment (86%)** Canal+ Group and Other (100%) Maroc Telecom (35%)** Vivendi Universal Games (100%)** Holding & Corporate Other TOTAL VIVENDI UNIVERSAL (excl. businesses sold in 02) 37 -91% 2,037 -4%

P&L Details Excluding Businesses Sold in 2002 Financial Results Net interest expenses: &128;(650) 4.1% of average interest rate Other financial expense: &128;(658) Of which: Capital gain on sale of portfolio investments & marketable securities &128;143 Net impact of VU puts not exercised or exercised in cash &128;(589) Fees related to liquidity crisis &128;(193) Financial provisions: &128;(2,785) Of which: Depreciation of Elektrim Telecommunikacja investment &128;(610) Depreciation of USAi warrants &128;(454) Depreciation of swap &128;(261) Depreciation of Vivendi Universal call premium &128;(226) Depreciation of UGC/UGC Cine Cite &128;(220) International Telecoms &128;(176) Dupont &128;(173) Depreciation of Softbank Capital Partners &128;(120) Provision for Vivendi Universal puts &128;(104) Provision on AOL Europe &128; (97) Provision on convertible bonds &128; (122) Other &128; (222) In millions of euros

Exceptional Items: &128; 1,124 of which Disposal of BSkyB &128; 1,588 Disposal of VE (15.5% + 20.4% + dilution profit) &128; 1,408 Disposal of VUP assets to Lagardere &128; 329 Disposal of Sithe &128; (284) Disposal of BtoB & Health publishing &128; (298) Provision on disposal of Telepiu &128; (360) Disposal of Houghton Mifflin &128; (822) Disposal of Echostar &128; (685) Other &128; 248 Taxes: &128; (2,119) Current/non-recurring Taxes on current income &128; (1,107) profitable businesses as Cegetel (44%) and Maroc Telecom (35%) not fiscally integrated, cautious accounting approach on deferred tax credit Taxes on exceptional &128; (997) Taxes on depreciation &128; (15) Cash/non cash Cash taxes &128; (819) Non cash taxes &128; (1,300) P&L Details Excluding Businesses Sold in 2002 In millions of euros

Jean-Francois Dubos Executive Vice President and General Counsel Rene Penisson Advisor Social Relations and Organization Michel Bourgeois Executive Vice President, Corporate Communications Hubert Joly Executive Vice President Monitoring of US Assets and Deputy CFO Management Team Robert de Metz Senior Executive Vice President Divestitures, Mergers and Acquisitions Andrew J. Kaslow Senior Executive Vice President Human Resources Jacques Espinasse Senior Executive Vice President Chief Financial Officer Jean-Bernard Levy Chief Operating Officer Jean-Rene Fourtou Chairman & Chief Executive Officer

Management Incentives Bonuses based on EPS and FCF Stock Option plans Strong Management Team in Business Units Board of Directors: 3 new Directors have been co-opted at the January 29, 2003 Board meeting Corporate Governance VU has a strong management team dedicated to create value for shareholders 8 independent directors 6 French, 6 non-French, including 4 from N/A 6 independent directors 4 French, 5 non-French, including 3 from N/A 12 members, out of which: 9 members, out of which: Currently Previously Board Committees The 4 committees advising the Board have been restructured: Strategy & Finance Committee Human Resources Committee Corporate Governance Committee Audit Committee: independent directors only, in compliance with the Sarbanes-Oxley Act Composition of the Committees has been set forth in accordance with the most recent recommendations on Corporate Governance both in France (rapport Bouton) and the US (Sarbanes-Oxley Act) VU management is implementing the necessary procedures to bring the company in compliance with the Sarbanes-Oxley Act

Board of Directors / Committees Board of Directors Dominique Hoenn Chief Operating Officer, BNP Paribas Paul Fribourg Chairman and CEO, ContiGroup Companies Marie-Josee Kravis Senior Fellow, Hudson Institute Gerhard Kleisterlee Chairman and CEO, Philips Edgar M. Bronfman Former Chairman of the Board of Directors, The Seagram Company Ltd. Edgar Bronfman, Jr. Vice Chairman of the Board Fernando Falco y Fernandez de Cordova President, Real Automovil Club de Espana Bertrand Collomb Chairman and CEO, Lafarge Non-Executive Directors Executive Directors Henri Lachmann Chairman, Schneider Electric Gerard Bremond Chairman and CEO, Pierre & Vacances Group Claude Bebear Chairman of the Supervisory Board, AXA Jean-Rene Fourtou Chairman & Chief Executive Officer, VU Henri Lachmann (Chairman) Fernando Falco and Gerard Bremond Audit Committee Corporate Governance Committee Human Resources Committee Strategy and Finance Committee Board Committees Claude Bebear and Edgar Bronfman, Jr. (Co-Chairmen) Marie-Josee Kravis and Bertrand Collomb Claude Bebear (Chairman) Edgar Bronfman, Jr., Gerard Kleisterlee and Paul Fribourg Marie-Josee Kravis (Chairman) Dominique Hoenn, Bertrand Collomb and Paul Fribourg

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Annual / Half-year / Quarterly Financial Information

... and benefit from a large library of downloadable documents such as SEC Filings, business presentations, and our last updated version of the “Document de Référence”, as filed with the French COB on November 12, 2002

IR Team Eileen McLaughlin IR Director eileen.mclaughlin@goupvu.com Laurence Daniel IR Director laurence.daniel@groupvu.com Edouard Lassalle Associate Director edouard.lassalle@groupvu.com Daniel SCOLAN Executive Vice President Investor Relations +33.1.71.71.12.33 daniel.scolan@groupvu.com For any updated financial or business information, please refer to our Investor Relations website at: http://finance.vivendiuniversal.com Alexandra Fichelson Associate Director alexandra.fichelson@groupvu.com New York 800 Third avenue New York, NY 10122 / USA Phone: +1.212.572.1334 Fax: +1.212.572.7272 Paris 42, Avenue de Friedland 75380 Paris cedex 08 / France Phone: +33.1.71.71.12.33 Fax: +33.1.71.71.14.16

Corporate Communications Team Antoine Lefort Senior Press Relations antoine.lefort@groupvu.com Alain Delrieu Senior Press Relations alain.delrieu@groupvu.com Agnes Vetillart Senior Press Relations Agnes.vetillart@groupvu.com Michel Bourgeois Executive Vice President, Corporate Communications +33.1.71.71.17.04 michel.bourgeois@groupvu.com For any updated financial or business information, please refer to our website at: http://www.vivendiuniversal.com Paris 42, Avenue de Friedland 75380 Paris cedex 08 / France Phone: +33.1.71.71.11.80 Fax: +33.1.71.71.11.79 Antoine Lefort Senior Press Relations antoine.lefort@groupvu.com Alain Delrieu Senior Press Relations alain.delrieu@groupvu.com Agnes Vetillart Senior Press Relations Agnes.vetillart@groupvu.com Anita Larsen Vice President, North America Corporate Communication anita.larsen@goupvu.com New York 800 Third avenue New York, NY 10122 / USA Phone: +1.212.572.11.18 Fax: +1.212.572.10.80